

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 11, 2018

Robert P. Atwell
Chairman, President, and Chief Executive Officer
Sky440, Inc.
300 Spectrum Center Drive, Suite 400
Irvine, CA 92618

> **Re: Sky440, Inc.**
> **Amendment 2 to Offering Statement on Form 1-A**
> **Filed August 28, 2018**
> **File No. 24-10873**

Dear Mr. Atwell:

We have reviewed your amended offering statement and have the following comments. In some of our comments we may ask you to provide us information so that we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe that our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

Amendment 1 to Offering Statement on Form 1-A filed August 28, 2018

General

1. We note your response to comment 1 of our letter dated August 22, 2018. Please update your exhibits and your exhibit index as appropriate.

You may contact Tracie Towner Mariner, Staff Accountant, at (202) 551-3744 or Alfred P. Pavot, Jr., Staff Accountant, at (202) 551-3738 if you have questions regarding comments on the financial statements and related matters. Please contact Edward M. Kelly, Senior Counsel, at (202) 551-3728 or Asia Timmons-Pierce, Special Counsel, at (202) 551-3754 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing and
Construction